UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. (Nasdaq: STNE) (“Stone”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item

1.	Notice to Shareholders, filed by Linx S.A. (“Linx”) with the Brazilian Securities Commission on July 2, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: July 6, 2021

Item 1

Notice to Shareholders, filed by Linx with the Brazilian Securities Commission on
July 2, 2021 in connection with the business combination of Linx and
STNE Participações S.A., a subsidiary of Stone.

LINX S.A.

Publicly-Held Company with Authorized Capital

CNPJ: 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO SHAREHOLDERS

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in addition to the Material Fact disclosed by the Company on June 16, 2021 and to the Notices to Shareholders disclosed by the Company on June 16 and 23, 2021, in which it informed the market about the next steps for the consummation of the business combination of Linx and STNE Participações S.A. (“STNE” and “Transaction”), pursuant to the “Protocol and Justification of the Merger of Shares issued by Linx

S.A. into STNE Participações S.A.”, entered into on October 2, 2020 (“Protocol and Justification”) and approved by the Extraordinary General Shareholders’ Meetings of Linx and STNE held on November 17, 2020, informs its shareholders as follows.

The Company recommends that this Notice to Shareholders be read in conjunction with the Notices to Shareholders issued on June 16 and 23, 2021 (“June Notices”). Capitalized terms and not defined herein shall have the same definitions ascribed to them in the June Notices.

I.       Final Adjusted Amount of the Cash Installment

Pursuant to item 1.2 of the Protocol and Justification and as disclosed in the June Notices, on July 7, 2021, STNE will carry out (“Cash Installment Settlement Date”) the payment of the redemption amount of STNE Class A preferred shares to the holders of Linx shares at the end of the trading session of June 25, 2021, in the gross amount of R$ 33.5229 (thirty-three point five two two nine reais) for each STNE Class A preferred share (“Final Adjusted Amount of the Cash Installment”). The Final Adjusted Amount of the Cash Installment already considers all the adjustments and updates provided for in the Protocol and Justification and disclosed in the June Notices, including the projection of the variation of the DI Rate up to the Cash Installment Settlement Date. If there is any change in the projection made, a new Notice to Shareholders will be published by the Company in due course.

For the sake of clarity, the Company informs that all amounts mentioned in this Notice to Shareholders are gross, not considering any tax levied on payments to Linx shareholders, resident or non-resident, which have been detailed in the June Notices. Additionally, we clarify that, considering that the Final Adjusted Amount of the Cash Installment is a fractional amount, the payment of the redemption amount of STNE Class A preferred shares to holders of Linx shares at the end of the trading session of June 25, 2021 may be rounded off, if necessary.

The Company will keep its shareholders and the market in general informed, in accordance with the terms of the applicable legislation and regulations.

São Paulo, July 2, 2021